Exhibit 99.1

Kenon Holdings Reports Full Year 2016 Results and Additional Updates

—IC Power continued to grow in 2016—
Growth driven by completion of three greenfield projects which added 1,269 MW of installed capacity and acquisition of distribution business

Singapore, March 29, 2017. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results for 2016 and additional updates to its businesses.

Key Highlights

IC Power

•	IC Power’s revenues in 2016 were $1,874 million, as compared to $1,289 million in 2015.

•	IC Power’s net income attributable to Kenon in 2016 was $3 million ($15 million excluding finance expenses due to intercompany loans owing to Kenon1), as compared to $36 million in 2015.

•	IC Power’s Adjusted EBITDA[2] in 2016 was $420 million, as compared to $326 million in 2015.

•	By February 2017, all four units of Samay I, IC Power’s 632 MW cold-reserve thermoelectric plant in Peru, had been declared available to the system.

•
In March 2017, following the completion of CDA’s acceptance tests, COES, the Peruvian system operator, declared that the installed capacity of CDA had tested at 545 MW, representing a 35 MW increase from CDA’s planned installed capacity.

Qoros

•	In 2016, Qoros’ sales increased by approximately 70% to approximately 24,000 cars, as compared to approximately 14,000 cars in 2015.

•
In March 2017, Kenon agreed to fund up to RMB777 million (approximately $114 million) to Qoros in two equal tranches in connection with the full release of its remaining RMB850 million (approximately $125 million) back-to-back guarantee obligations to its joint venture partner Chery. Kenon funded the first tranche of RMB388.5 million (approximately $57 million) to Qoros in March 2017, and the provision of the second tranche is at Kenon’s discretion.

Kenon’s Annual Report on Form 20-F

Kenon’s Annual Report on Form 20-F for the year ended December 31, 2016, which will contain additional information about Kenon and its businesses, will be filed with the U.S. Securities and Exchange Commission in April 2017.

Kenon’s Strategy

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner.

Discussion of Results for the Year ended December 31, 2016

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of IC Power Ltd. (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated March 29, 2017, for summary Kenon consolidated financial information; summary IC Power consolidated financial information; the definition of IC Power’s Adjusted EBITDA (which is a non-IFRS measure) and for a reconciliation to IC Power’s, and each of its segments’, net income; summary operational information of each of IC Power’s generation businesses; summary financial information for each of IC Power’s businesses; summary Qoros consolidated financial information; and the definition of Qoros’ EBITDA (which is a non-IFRS measure) and for a reconciliation to Qoros’ total losses.

1 Net income excluding finance expenses due to intercompany loans owing to Kenon is a non-IFRS measure. IC Power’s finance expenses relating to intercompany notes owing to Kenon were $12 million in 2016.
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated March 29, 2017 for the definition of IC Power’s Adjusted EBITDA and a reconciliation to IC Power’s, and each of its segments’, net income.

IC Power

IC Power’s segments are Generation and Distribution. IC Power’s Generation business is further segmented by geography: Peru, Israel, Central America and Other.

The following discussion of IC Power’s results of operations is derived from IC Power’s consolidated financial statements.

Summary Financial Information of IC Power by Segment3

	For the Year Ended December 31, 2016
	(in USD millions)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	528	356	326	157	509	(2)	1,874
Cost of Sales[2]	(323)	(282)	(252)	(101)	(403)	2	(1,359)
Net Income	33	24	4	(84)	35	9	21
Adjusted EBITDA	189	67	60	22	82	-	420

	For the Year Ended December 31, 2015
	(in USD millions)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	448	326	337	178	-	-	1,289
Cost of Sales[2]	(279)	(242)	(265)	(123)	-	-	(909)
Net Income	31	22	23	(31)	-	8	53
Adjusted EBITDA	152	79	62	33	-	-	326
______________________________
1. IC Power’s Other segment includes the results of certain of IC Power’s generation assets. In addition, IC Power’s Other segment includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including amortization of purchase price allocations recorded in connection with IC Power’s acquisition of Energuate.
2. Excludes depreciation and amortization.

•
Revenues—$1,874 million in 2016, as compared to $1,289 million in 2015. This increase was primarily due to the acquisition of IC Power’s distribution business in January 2016, as well as the commencement of commercial operations of Kanan (Central America segment) in April 2016, Samay I (Peru segment) in May 2016, and CDA (Peru segment) in August 2016;

•	Cost of sales—$1,359 million in 2016, as compared to $909 million in 2015, primarily as a result of the items described above with respect to the increase in revenues;

•	Net income—$21 million in 2016, as compared to $53 million in 2015. The decrease in net income was primarily due to

o
a $35 million increase in finance expenses in IC Power’s holding companies (which expenses are not tax deductible), including $12 million in finance expenses related to the notes issued by IC Power to Kenon, $8 million in finance expenses related to the $120 million ICPDH Credit Agreement due to the acquisition of Energuate, and a $7 million increase of finance expenses in Inkia related to the cessation of capitalization of finance expenses due to the commencement of commercial operations of CDA;

o	Kallpa’s recognition of a $10 million expense resulting from the early redemption premium paid in respect of a portion of the Kallpa bonds redeemed in May 2016;

o	a $7 million increase in operating expenses at the holding company level due to costs incurred in 2016 in connection with the withdrawn IPO of IC Power; and

3 In March 2016, Kenon conducted an internal restructuring pursuant to which its subsidiary IC Power Ltd., which was a holding company with no material assets, acquired I.C. Power Asia Development Ltd., which held interests in power generation and distribution assets. As a result, IC Power Ltd. (formerly IC Power Pte. Ltd.) became the parent holding company of I.C. Power Asia Development Ltd. (formerly I.C. Power Ltd.) and the results of IC Power for 2015 are the results of IC Power Asia Development Ltd.

o	a $19 million decrease in net income of the Central America segment.

 These decreases were partially offset by the $35 million contribution from IC Power’s distribution business.

IC Power’s net income attributable to Kenon in 2016 was $3 million ($15 million excluding finance expenses due to intercompany loans owing to Kenon), as compared to $36 million in 2015; and

•
Adjusted EBITDA—$420 million in 2016, as compared to $326 million in 2015. The increase in 2016 was primarily the result of the Adjusted EBITDA recorded by IC Power’s distribution business and an increase in the Adjusted EBITDA of the Peru segment, due to the commencement of commercial operations of Samay I in May 2016 and CDA in August 2016. These increases were partially offset by lower Adjusted EBITDA of Kallpa and OPC-Rotem, as discussed below.

A discussion of revenues, cost of sales, net income and Adjusted EBITDA for IC Power’s generation business by segment for 2016, as compared to 2015 is as follows:

Generation - Peru Segment

	For the Year Ended December 31, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
Kallpa	75	$438	$293	$139	$32
Samay I	75	40	16	19	1
CDA	75	50	14	31	-
TOTAL	75	$528	$323	$189	$33

	For the Year Ended December 31, 2015
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
Kallpa	75	$448	$279	$152	$43
Samay I	75	-	-	-	(4)
CDA	75	-	-	-	(8)
TOTAL		$448	$279	$152	$31

•
Revenues—$528 million in 2016, as compared to $448 million in 2015, primarily as a result of the commencement of commercial operations of Samay I and CDA. The increase was partially offset by a $10 million decrease in Kallpa’s revenues, primarily as a result of a 4% decrease in Kallpa’s average selling price, due to the current oversupply of capacity in the Peruvian power market;

•
Cost of sales—$323 million in 2016, as compared to $279 million in 2015, primarily as a result of the cost of sales recorded by Samay I and CDA and an increase in Kallpa’s gas supply, transportation and distribution costs, due to an increase in Kallpa’s gas consumption, as a result of a 16% increase in the volume of energy generated during 2016;

•
Net income—$33 million in 2016, as compared to $31 million in 2015, primarily as a result of an increase in operating income in the second half of 2016, as a result of the commencement of commercial operations of Samay I and CDA. This increase was partially offset by Kallpa’s recognition of a $10 million expense resulting from the early redemption premium paid in respect of a portion of the Kallpa bonds redeemed in May 2016; and

•
Adjusted EBITDA—$189 million in 2016, as compared to $152 million in 2015, primarily as a result of the commencement of commercial operations of Samay I and CDA. This increase was partially offset by a $3 million (negative) revenue adjustment incurred by Samay I as a result of its unavailability in 2016 and a reduction in Kallpa’s Adjusted EBITDA, due to the factors described above. The decrease in Kallpa’s Adjusted EBITDA was partially offset by a $7 million compensation payment received in 2016 in connection with the early termination of a Kallpa power purchase agreement.

Generation - Israel Segment

	For the Year Ended December 31, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
OPC-Rotem	80	$311	$239	$65	$24
OPC-Hadera	100	45	43	2	-
TOTAL		$356	$282	$67	$24

	For the Year Ended December 31, 2015
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
OPC-Rotem	80	$318	$235	$79	$20
OPC-Hadera	100	8	7	-	2
TOTAL		$326	$242	$79	$22

•
Revenues—$356 million in 2016, as compared to $326 million in 2015, primarily as a result of a $37 million increase in revenues from OPC-Hadera (acquired in August 2015). The increase was offset by a $7 million reduction in OPC-Rotem’s revenues as a result of declines in the EA generation component tariff in August 2015;

•
Cost of sales—$282 million in 2016, as compared to $242 million in 2015, primarily as a result of a $36 million increase in OPC-Hadera’s cost of sales and a $4 million increase in OPC-Rotem’s cost of sales due to higher energy purchases, as a result of scheduled maintenance performed at OPC-Rotem in Q2 2016, partially offset by lower consumption of natural gas;

•	Net income—$24 million in 2016, as compared to $22 million in 2015; and

•
Adjusted EBITDA—$67 million in 2016, as compared to $79 million in 2015, primarily due to lower Adjusted EBITDA in the first half of 2016, as compared to the first half of 2015, as a result of the EA generation component tariff update in August 2015, as well as the scheduled maintenance performed in Q2 2016.

Generation - Central America Segment

	For the Year Ended December 31, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	90	59	28	8
Kanan (Panama)	100	67	55	11	(8)
Nejapa and Cenérgica (El Salvador)	100	107	82	16	6
Puerto Quetzal (Guatemala)	100	55	52	5	(2)
Guatemel (Guatemala)[1]	100	7	4	-	-
TOTAL		$326	$252	$60	$4
______________________________
1. In January 2016, IC Power acquired Guatemel, an electricity trading company, as part of its acquisition of its distribution business. However, Guatemel’s results are included within IC Power’s generation business as a result of its business line.

	For the Year Ended December 31, 2015
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	111	73	36	17
Kanan (Panama)	100	—	—	—	—
Nejapa and Cenérgica (El Salvador)	100	117	98	16	4
Puerto Quetzal (Guatemala)	100	109	94	10	2
TOTAL		$337	$265	$62	$23

•
Revenues—$326 million in 2016, as compared to $337 million in 2015. The decrease in revenues was primarily due to (1) a $54 million reduction in Puerto Quetzal’s revenues due to the expiration of a short-term PPA, which resulted in a decrease in the volume of energy sold, and a decrease in Puerto Quetzal’s average selling prices as a result of lower HFO prices, (2) a $21 million reduction in ICPNH’s revenues due to a decrease in the average selling price of the thermal plants (Corinto and Tipitapa) as a result of lower HFO prices and decreased energy sales for the wind farms (Amayo I and Amayo II) due to lower wind levels and (3) a $10 million decrease in revenues of Nejapa and Cenérgica, primarily due to declines in both Nejapa’s selling prices and volume sold. These decreases were offset by a $67 million contribution in revenues from Kanan, which commenced commercial operations in April 2016;

•
Cost of sales—$252 million in 2016, as compared to $265 million in 2015, primarily as a result of (1) a $42 million decrease in Puerto Quetzal’s cost of sales due to a decline in fuel expenses as a result of a reduction in HFO prices and the volume of energy generated and (2) an $18 million decrease in Nejapa’s cost of sales, due to a decrease in fuel costs as a result of a decline in the volume of energy generated and lower HFO prices. These effects were offset by the cost of sales recorded by Kanan;

•
Net income—$4 million in 2016, as compared to $23 million in 2015, primarily due to (1) an $8 million net loss recorded by Kanan, as a result of the recording of depreciation and amortization expenses of Kanan following the commencement of its commercial operations in April 2016 and (2) a $9 million decrease in ICPNH’s net income as a result of the decreased energy sales for wind farms (Amayo I and Amayo II) due to lower wind levels; and

•	Adjusted EBITDA—$60 million in 2016, as compared to $62 million in 2015, primarily due to the factors discussed above.

Generation - Other Segment

	For the Year Ended December 31, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales		Adjusted EBITDA	Net Income
		($ millions)
COBEE (Bolivia)	100	40	14		20	4
Central Cardones (Chile)	87	13	1		9	2
Colmito (Chile)	100	21	17		3	-
CEPP (Dominican Republic)	97	29	24		3	(1)
JPPC (Jamaica)	100	42	35		4	(1)
Surpetroil (Colombia)	60	8	8		-	(1)
RECSA (Guatemala)[1]	100	1	-		-	-
IC Power Distribution Holdings (non-operating holdco)	100	-	-		-	(8)
Inkia & Other (non-operating holdcos)	100	1	-		(5)	(48)
IC Power, ICPI & Other (non-operating holdcos)	100	-	-		(12)	(31)
TOTAL		$155	$99	[1]	$22	$(84)
______________________________
1. In January 2016, IC Power acquired RECSA, an electricity transmission company, as part of its acquisition of its distribution business. However, RECSA’s results are included within IC Power’s generation business as a result of its business line.

	For the Year Ended December 31, 2015
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
COBEE (Bolivia)	100	43	18	21	5
Central Cardones (Chile)	87	14	2	10	3
Colmito (Chile)	100	28	25	3	1
CEPP (Dominican Republic)	97	39	31	6	2
JPPC (Jamaica)	100	45	41	2	(2)
Surpetroil (Colombia)	60	8	6	1	(1)
IC Power Distribution Holdings (non-operating holdco)	100	—	—	—	—
Inkia & Other (non-operating holdcos)	100	1	—	(4)	(32)
IC Power, ICPI & Other (non-operating holdcos)	100	—	—	(6)	(7)
TOTAL		$178	$123	$33	$(31)

•
Revenues—$155 million in 2016, as compared to $178 million in 2015, primarily as a result of (1) a $10 million decline in CEPP’s revenues as a result of a reduction in spot market prices and (2) a $7 million decline in Colmito’s revenues as a result of a reduction in Colmito’s selling prices, due to higher hydrology levels in Chile, which reduced spot market prices;

•
Cost of sales—$99 million in 2016, as compared to $123 million in 2015, primarily as a result of (1) a $7 million decline in CEPP’s cost of sales due to a reduction in fuel expenses and (2) an $8 million decline in Colmito’s cost of sales due to a decline in spot market energy purchase prices (as discussed above);

•
Net loss—$84 million loss in 2016, as compared to $31 million loss in 2015, primarily due to (1) a $35 million increase in finance expenses in IC Power’s holding companies, including (i) a $7 million increase of finance expenses in Inkia related to the cessation of capitalization of finance expenses due to the commencement of commercial operations of CDA in 2016; (ii) $8 million of finance expenses related to the $120 million ICPDH Credit Agreement entered into in connection with IC Power’s acquisition of its distribution business; (iii) $3 million of finance expenses related to the $100 million Overseas Facility; and (iv) $12 million of finance expenses related to the $220 million of notes issued by IC Power to Kenon in March 2016, and (2) a $7 million increase in operating expenses at the holding company level due to costs incurred in 2016 in connection with the withdrawn IPO of IC Power; and

•	Adjusted EBITDA—$22 million in 2016, as compared to $33 million in 2015, primarily due to the increased costs of IC Power’s holding companies.

Distribution Segment

	For the Year Ended December 31, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
DEORSA	93	$225	$177	$36	$16
DEOCSA	91	284	226	46	19
TOTAL		$509	$403	$82	$35

The results of IC Power’s distribution segment reflect the results of such segment since January 22, 2016, the date on which IC Power’s distribution business was acquired and consolidated.

Capital Expenditures

IC Power’s capital expenditures were $496 million in 2016, including (1) $413 million in capital expenditures on construction projects in 2016, consisting of Samay I ($66 million), CDA ($72 million), Kanan ($16 million), OPC-Hadera ($53 million) and the acquisition of Energuate ($206 million, net of cash acquired of $60 million), (2) $70 million in capital expenditures for maintenance of existing facilities (which included $28 million for Energuate),  and (3) $13 million for new projects, facility recovery and capitalized interest expense.

Liquidity and Capital Resources

As of December 31, 2016, IC Power had cash and cash equivalents of $219 million, restricted cash of $89 million, and total outstanding consolidated indebtedness of $3,072 million (excluding IC Power’s $145 million note payable to Kenon), consisting of $483 million of short-term indebtedness, including the current portion of long-term indebtedness, and $2,589 million of long-term indebtedness.

IC Power’s $120 million ICDPH Credit Agreement and $100 million Overseas Facility mature in June 2017 and November 2017, respectively. IC Power may seek to refinance or extend the maturity of such indebtedness.

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 140 MW co-generation power plant in Israel. IC Power expects that the total cost of completing the OPC-Hadera plant will be approximately $250 million (including the acquisition price of NIS 60 million (approximately $16 million) of OPC-Hadera).

Construction of the OPC-Hadera plant began in June 2016, and the plant is expected to commence commercial operations by early 2019. As of December 31, 2016, OPC-Hadera had invested an aggregate of $70 million in the project and completed approximately 35% of the project.

In March 2017, following the full investment of the project’s equity contribution, OPC-Hadera made its first drawings under the NIS 1 billion (approximately $261 million) loan agreement relating to the project.

Update on Samay I Plant

By February 2017, all four units of Samay I, IC Power’s 632 MW cold-reserve thermoelectric project in Peru, had been declared available to the system. The four units had been declared unavailable to the system in July 2016 after inspections had revealed damage to the shafts in three of the plant’s four units.

While the units were unavailable, Samay I continued to receive payments under its PPA, but such payments were subject to adjustments depending on the amount of time the plant was unavailable when called for dispatch. In 2016, Samay I was subject to (negative) revenue adjustments of approximately $3 million as a result of Samay I’s unavailability.

The cost of the repairs was paid by the EPC contractor. To the extent IC Power is required to incur costs relating to the outage, including repair costs and loss of profits, IC Power intends to seek coverage from the EPC contractor and/or the insurance coverage (subject to deductibles).

Update on CDA Plant

In March 2017, following the completion of CDA’s acceptance tests, COES, the Peruvian system operator, declared that the installed capacity of CDA had tested at 545 MW, representing a 35 MW increase from CDA’s planned installed capacity. CDA is under discussions with the EPC contractor regarding the final reconciliation of construction costs.

Withdrawal of IC Power IPO

In January 2017, Kenon and IC Power announced the commencement of a roadshow for an IPO for IC Power’s ordinary shares. In February 2017, IC Power withdrew the IPO in light of market conditions, as the IPO was not deemed to be in the best interests of IC Power and Kenon at such time. Kenon is continuing to evaluate various strategic alternatives with respect to its interest in IC Power and its businesses, which may include a future listing, offering, distribution or monetization of IC Power or its subsidiaries.

Qoros4

The following discussion of Qoros’ results of operations below is derived from Qoros’ consolidated financial statements.

Revenues

Revenues increased by 72% to RMB2,512 million ($369 million) in 2016, as compared to RMB1,459 million ($215 million) in 2015. Qoros’ increased revenues in 2016 reflect an approximately 70% increase in car sales from approximately 14,000 cars in 2015 to approximately 24,000 cars in 2016. The launch of the Qoros 5 SUV in March 2016 was a major contributor to the increase in Qoros’ car sales.

Cost of Sales

Cost of sales increased by 76% to RMB3,009 million ($443 million) in 2016, as compared to RMB1,713 million ($252 million) in 2015. The increase in cost of sales is primarily due to the increase in the number of cars sold, as well as an increase in amortization of capitalized research and development costs and an increase in depreciation of property, plant and equipment.

Cost of sales included depreciation and amortization expenses of RMB659 million ($97 million) in 2016, as compared to RMB230 million ($34 million) in 2015.

Gross Loss

Gross loss increased to RMB497 million ($73 million) in 2016, as compared to RMB254 million ($37 million) in 2015.

Excluding depreciation and amortization allocated to cost of sales, gross income was RMB162 million ($24 million) in 2016, as compared to gross loss excluding depreciation and amortization allocated to cost of sales RMB24 million ($4 million) in 2015.5

______________________________
4 Convenience translations of RMB amounts into US Dollars use a rate of 6.8:1.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 51% to RMB763 million ($112 million) in 2016, as compared to RMB1,560 million ($229 million) in 2015. The decrease reflects cost-cutting measures implemented by Qoros in 2016, including a reduction in advertising, marketing and promoting, consulting fees and personnel expenses.

Net Finance Costs

Net finance costs increased by 16% to RMB403 million ($59 million) in 2016, as compared to RMB346 million ($51 million) in 2015, primarily due to exchange rate effects.

Loss for the Period

For the reasons set forth above, loss for the period decreased to RMB1.9 billion ($279 million) in 2016, as compared to RMB2.5 billion ($368 million) in 2015.

EBITDA6

Qoros’ negative EBITDA improved by 58%, or RMB956 million ($141 million), to negative RMB706 million ($104 million) in 2016 from negative RMB1,662 million ($244 million) in 2015. The improvement in EBITDA is mainly due to the increase in car sales, as well as cost-cutting measures implemented by Qoros in 2016.

Liquidity

As of December 31, 2016, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.5 billion ($809 million) and current liabilities (excluding shareholder loans) of RMB4.0 billion ($588 million), including trade and other payables of RMB2.7 billion ($397 million), and current assets of RMB1.8 billion ($265 million), including cash and cash equivalents of RMB465 million ($68 million), of which RMB194 million ($29 million) was used in January 2017 by Qoros to make payments under its RMB3 billion ($441 million) facility. Qoros uses a portion of its liquidity to make debt service payments, including amortization payments on its RMB3 billion facility. Qoros is currently required to make amortizations payments on its RMB3 billion facility and will begin to make amortization payments on its RMB1.2 billion facility ($176 million) and RMB700 million ($103 million) facility in August 2017 and May 2018, respectively. Qoros’ lenders have agreed in principle to reschedule amortization payments from 2017 and 2018 until 2019 through 2022, with the final payment schedule to be agreed.  Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources.

Qoros’ principal sources of liquidity are cash inflows received from financing activities, including long-term loans, short-term facilities and capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans), and cash flows from car sales. Qoros has fully utilized its RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility, and will require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations. The RMB3 billion syndicated credit facility contains financial covenants, including debt-to-asset and current ratio covenants, which covenants had been waived up to July 2017.  Qoros’ lenders have agreed to waive compliance with these financial covenants from July 2017 to July 2020.

In March 2017, Kenon agreed to fund up to RMB777 million (approximately $114 million) to Qoros in two equal tranches. The first tranche of loans were provided to Qoros in March 2017 in the amount of RMB388.5 million (approximately $57 million). The proceeds of the first tranche loans will be used to support Qoros’ ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles, while Qoros continues its fund raising efforts. The provision of the second tranche loans shall be at Kenon’s discretion.

Business Updates

Car Sales

In the three months ended December 31, 2016 Qoros’ sales increased by approximately 58% to approximately 7,600 vehicles, as compared to the three months ended December 31, 2015.

In 2016, Qoros’ sales increased by approximately 70% to approximately 24,000 cars, as compared to approximately 14,000 cars in 2015, primarily as a result of the launch of the Qoros 5 SUV in March 2016.

[5]
Gross income (loss) excluding depreciation and amortization allocated to cost of sales is a non-IFRS measures. Qoros’ depreciation and amortization allocated to cost of sales was RMB 659 million and RMB230 million in 2016 and 2015, respectively.

[6]	EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated March 29, 2017 for the definition of Qoros’ EBITDA and a reconciliation to its total loss for the applicable period.

Dealerships

Qoros’ strategy is to expand its dealer network and open new points of sales. As of December 31, 2016, Qoros’ dealership network included 115 points of sales, 18 additional points of sales under construction and Memorandums of Understanding with respect to the potential development of 18 additional points of sales.

Qoros is seeking to increase the size of its dealer network by expanding into smaller Chinese cities (i.e., Tier 3 and Tier 4 cities) and creating incentives for its high-performing dealers to open additional points of sales.

Qoros Executive Management Change

In March 2017, the board of directors of Qoros appointed Mr. Leon Liu, who previously served as the Chief Operating Officer of Qoros, to serve as the Chief Executive Officer of Qoros.

ZIM

Discussion of ZIM’s Results for 2016

ZIM carried approximately 2,429 thousand TEUs in 2016, representing a 5% increase as compared to 2015, in which ZIM carried approximately 2,308 thousand TEUs. Despite the increase in carried quantities in 2016, ZIM’s revenues decreased by 15% in 2016 to approximately $2.5 billion, as compared to approximately $3.0 billion in 2015, due to the decline in container freight rates. The reduction in revenues was partially offset by an 11% reduction in ZIM’s operating expenses and cost of services to approximately $2.4 billion in 2016, as compared to $2.7 billion in 2015, primarily as a result of a decrease in bunker prices, as well as a decrease in charter hire expenses and cargo handling expenses, as a result of steps implemented by ZIM to manage its costs.

ZIM’s net loss attributable to ZIM’s owners in 2016 was $168 million, as compared to net income of $2 million in 2015.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

ZIM Executive Management Changes

In March 2017, ZIM announced personnel changes at the executive management level. ZIM’s board of directors has nominated Eli Glickman to serve as President and Chief Executive Officer of the company, effective July 1, 2017. Mr. Glickman will replace Rafi Danieli, the current Chief Executive Officer, who in 2016 had advised ZIM that he would be stepping down from his role. In addition, ZIM’s Chief Financial Officer Guy Eldar has requested to leave ZIM for personal reasons; at this time, a replacement has yet to be nominated.

Additional Kenon Updates and Information

Reduction of Back-to-Back Guarantees in Respect of Qoros’ Debt in Connection with Shareholder Loans to Qoros

In March 2017, Kenon agreed to fund up to RMB777 million (approximately $114 million) to Qoros in two equal tranches in connection with the full release of its remaining RMB850 million (approximately $125 million) back-to-back guarantee obligations (plus related interest and fees) to its joint venture partner Chery.

The first tranche of loans were provided to Qoros in March 2017 in the amount of RMB388.5 million (approximately $57 million), reducing Kenon’s back-to-back guarantee obligations to Chery by RMB425 million (approximately $63 million). As part of the RMB388.5 million first tranche loans to Qoros, Kenon funded 50% of this amount on behalf of Chery in connection with 50% of the RMB425 million guarantee reduction discussed above and 50% of this amount on behalf of Kenon. Kenon’s wholly-owned subsidiary Quantum (2007) LLC (“Quantum”) also pledged Qoros shares to Chery as part of the transaction.

The provision of the second tranche loans, which will be made on substantially similar terms to the first tranche loans, shall be at Kenon’s discretion. Kenon’s remaining back-to-back guarantee obligations to Chery will be fully released upon its provision of the second tranche loans.

In the event that Chery’s obligations under its guarantees are reduced, in whole or in part, through amortization of the loans or guarantee releases, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery’s behalf (i.e., up to RMB388.5 million (approximately $57 million)) or a release of the shares pledged to Chery, as applicable.

The terms of these loans are described in Kenon’s Report on Form 6-K furnished to the SEC on March 10, 2017.

Prior to the back-to-back guarantee releases discussed above, Kenon had outstanding guarantee obligations of RMB850 million in respect of Qoros’ outstanding indebtedness. Set forth below is an overview of Kenon’s back-to-back guarantee obligations, after giving effect to the reduction of the back-to-back guarantees:

	Timing	Amount of Loans to Qoros	Amount of Guarantee Obligations Prior to Loan	Release of Kenon Guarantees to Chery	Remaining Guarantee Obligations Post-Loan
First Tranche Loans	Completed in March 2017	RMB388.5 million	RMB850 million (plus interest and fees)[1]	RMB425 million (plus certain interest and fees)	RMB425 million (plus certain interest and fees)

Second Tranche Loans	At Kenon’s discretion	RMB388.5 million	RMB425 million (plus certain interest and fees)[1]	RMB425 million (plus certain interest and fees)	—

Total		RMB777 million	—	RMB850 million (plus interest and fees)	—
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1. Kenon’s major shareholder Ansonia Holdings Singapore B.V. has committed to fund RMB25 million (approximately $4 million) of Kenon’s back-to-back guarantee obligations in certain circumstances.

As a result of pledges provided by Quantum in connection with these transactions and previous pledges of Qoros shares by Quantum, substantially all of Kenon’s interest in Qoros will be pledged, or could be pledged.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of December 31, 2016, cash, gross debt, and net debt7 (a non-IFRS financial measure, which is defined as gross debt minus cash) of Kenon (unconsolidated) were $102 million, $224 million and $122 million, respectively.

In March 2017, Kenon funded $57 million to Qoros, as discussed above, reducing Kenon’s back-to-back guarantee obligations to Chery from RMB850 million (approximately $125 million) to RMB425 million (approximately $63 million).

Kenon has fully drawn its $200 million credit facility from Israel Corporation Ltd. As of December 31, 2016, $224 million was outstanding under the facility, including interest and fees of approximately $24 million.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on March 29, 2017. To participate, please call one of the following teleconferencing numbers:

Singapore: US: Israel: UK: International:	3158-3851 1-866-229-7198 03-918-0691 0-800-917-9141 65-3158-3851

The call will commence at 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

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7 Kenon’s gross debt and net debt do not include Kenon’s back-to-back guarantee obligations in respect of Qoros’ indebtedness, discussed herein.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to IC Power, statements with respect to the expected cost and timing of the completion of IC Power’s OPC-Hadera project, IC Power’s strategy with respect to recovering any costs it may be required to incur in connection with the Samay I outage, IC Power’s plan to extend the maturity of or refinance certain indebtedness, and final reconciliation of construction costs in connection with the higher installed capacity at which the CDA plant tested in March 2017, (ii) with respect to Qoros, statements with respect to Qoros’ liquidity requirements and sources of funding and plans to continue to seek financing, the use of the proceeds of the First Tranche Loans, the expected terms of the Second Tranche Loans, Kenon’s back-to-back guarantee obligations and the release of such obligations described above, the agreement by Qoros' lenders to waive certain financial covenants under Qoros’ RMB3 billion facility and reschedule amortization payments under Qoros’ debt facilities, and Qoros’ strategy to expand its dealer network, (iii) with respect to ZIM, statements with respect to changes in ZIM’s management team and the timing of such changes, (iv) with respect to Kenon, Kenon’s strategy with respect to its interests in its businesses, including transactions Kenon may pursue in connection with such strategy, and the timing of such transactions, and Chery's obligation to return cash and Qoros shares to Kenon in certain circumstances and (v) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the construction of the OPC-Hadera project on a timely basis, within expected budget, or at all, IC Power’s ability to recover any costs and losses it may be required to incur in relation to the Samay I outage, including risks relating to IC Power’s insurance coverage and IC Power’s ability to extend the maturity of or refinance certain indebtedness, (ii) with respect to Qoros, risks relating to changes in events and circumstances with respect to Qoros and its ability to obtain financing, changes which may affect Qoros’ agreements with its lenders as discussed above and Qoros’ ability to execute its strategy to expand its dealer network (iii) with respect to Kenon, changes in the performance of Qoros and Qoros’ financial condition and other events that could affect whether Qoros meets its obligations under its debt facilities or other events that could affect whether Kenon is required to make payments under the back-to-back guarantees described herein or whether Kenon receives a portion of the funds it provided to Qoros or shares it pledged to Chery in March 2017, Kenon's ability to provide the second tranche of loans to Qoros and changes in events and circumstances which may affect Kenon’s strategy with respect to IC Power, and changes in events and circumstances which may affect Kenon’s strategy, and its ability to execute its strategy in an expeditious manner or at all, and (iv) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246